                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  657193-10-8
                                 (CUSIP NUMBER)

                                MARK E. LEYERLE
                    THE CCG CHARITABLE REMAINDER UNITRUST #1
                       14450 T.C. JESTER BLVD., SUITE 170
                              HOUSTON, TEXAS 77014
                                 (713) 893-8331

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 5, 1996
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this Statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than 5 percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than 5 percent of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 657193-10-8            SCHEDULE 13D

- --------------------------------------------------------------------------------

(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
      Persons

            THE CCG CHARITABLE REMAINDER UNITRUST #1

- --------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a
      Group (See Instructions)                                        (a) [x](1)
                                                                      (b) [ ]
- --------------------------------------------------------------------------------

(3)   SEC Use Only

- --------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (See Item 3)

- --------------------------------------------------------------------------------

(5)   Check Box if Disclosure of Legal
      Proceedings is Required Pursuant to Items 2(d) or 2(e)                [ ]

- --------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization     THE CHARITABLE REMAINDER
                                               UNITRUST #1 IS A TRUST FORMED
                                               UNDER THE LAWS OF THE STATE OF
                                               TEXAS.

- --------------------------------------------------------------------------------

                                  (7)     Sole Voting Power                   0
                                  ----------------------------------------------
     Number of Shares
     Beneficially                 (8)     Shared Voting Power       1,500,000(2)
     Owned By                     ----------------------------------------------
     Each
     Reporting                    (9)     Sole Dispositive Power              0
     Person With                  ----------------------------------------------


                                  (10)    Shared Dispositive Power  1,500,000(2)
- --------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person                                              1,500,000(3)

- --------------------------------------------------------------------------------

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                               [x](3)

- --------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)              5.7%(3)

- --------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)                        OO

- --------------------------------------------------------------------------------






- ----------------------------------

     (1) The Trust, the Trustee, the Investment Manager, and the Investment Manager Shareholders (defined in Item 2) have a limited relationship with other Investors (defined in Item 6) as described in Items 4, 5, and 6. The Trust and the Investment Manager also have a relationship between each other as described in Item 6.

     (2) Voting and disposition power is shared among the Trust (as exercised through its sole Trustee, Richard L. Davis) and the Investment Manager (as exercised through the Investment Manager Shareholders).

     (3) The Investment Manager and the Investment Manager Shareholders disclaim beneficial ownership of these 1,500,000 shares.

      If the relationships described in Items 4, 5, and 6 constitute a group for purposes of Rule 13d-5 of the Act, then the group may collectively own an aggregate of 18,500,000 out of 43,400,632 shares or 42.6 percent of the Common Stock based on the conversion and calculation procedures described in Item 5(a)'s The Trust. The Trust, the Trustee, the Investment Manager, and the Investment Manager Shareholders disclaim any beneficial ownership of the other Investors' shares and only claim beneficial ownership of the above-mentioned 1,500,000 shares to the extent described in Item 5. Please see Item 5.

CUSIP NO. 657193-10-8            SCHEDULE 13D
- --------------------------------------------------------------------------------

(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of
      Above Persons

            RICHARD L. DAVIS

- --------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                              (a) [x](1)
                                                                      (b) [ ]
- --------------------------------------------------------------------------------

(3)   SEC Use Only

- --------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (See Item 3)

- --------------------------------------------------------------------------------

(5)   Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]


- --------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization     RICHARD L. DAVIS IS A UNITED
                                               STATES CITIZEN.

- --------------------------------------------------------------------------------

                                  (7)     Sole Voting Power                   0
                                  ----------------------------------------------
     Number of Shares
     Beneficially                 (8)     Shared Voting Power       1,500,000(2)
     Owned By                     ----------------------------------------------
     Each
     Reporting                    (9)     Sole Dispositive Power              0
     Person With                  ----------------------------------------------

                                  (10)    Shared Dispositive Power  1,500,000(2)
- --------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,500,000(3)

- --------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
 (See Instructions)
                                                                          [x](3)


- --------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                 5.7%(3)

- --------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             IN

- --------------------------------------------------------------------------------






- ----------------------------------

        (1) The Trust, the Trustee, the Investment Manager, and the Investment Manager Shareholders (defined in Item 2) have a limited relationship with other Investors (defined in Item 6) as described in Items 4, 5, and 6. The Trust and the Investment Manager also have a relationship between each other as described in Item 6.

        (2) Voting and disposition power is shared among the Trust (as exercised through its sole Trustee, Richard L. Davis) and the Investment Manager (as exercised through the Investment Manager Shareholders).

        (3) The Investment Manager and the Investment Manager Shareholders disclaim beneficial ownership of these 1,500,000 shares.

        If the relationships described in Items 4, 5, and 6 constitute a group for purposes of Rule 13d-5 of the Act, then the group may collectively own an aggregate of 18,500,000 out of 43,400,632 shares or 42.6 percent of the Common Stock based on the conversion and calculation procedures described in Item 5(a)'s The Trust. The Trust, the Trustee, the Investment Manager, and the Investment Manager Shareholders disclaim any beneficial ownership of the other Investors' shares and only claim beneficial ownership of the above-mentioned 1,500,000 shares to the extent described in Item 5. Please see Item 5.

CUSIP NO. 657193-10-8             SCHEDULE 13D

- --------------------------------------------------------------------------------

(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of
      Above Persons

            CCG VENTURE PARTNERS, LLC
- --------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                              (a) [x](1)
                                                                      (b) [ ]
- --------------------------------------------------------------------------------

(3)   SEC Use Only

- --------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (See Item 3)

- --------------------------------------------------------------------------------

(5)   Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]


- --------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization    CCG VENTURE PARTNERS, LLC IS A
                                              LIMITED LIABILITY CORPORATION
                                              ORGANIZED UNDER THE LAWS OF THE
                                              STATE OF TEXAS.

- --------------------------------------------------------------------------------

                                  (7)     Sole Voting Power                   0
     Number of Shares             ----------------------------------------------
     Beneficially                 (8)     Shared Voting Power       1,500,000(2)
     Owned By                     ----------------------------------------------
     Each
     Reporting                    (9)     Sole Dispositive Power              0
     Person With                  ----------------------------------------------

                                  (10)    Shared Dispositive Power  1,500,000(2)
- --------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,500,000(3)

- --------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)                                          [x](3)

- --------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                 5.7%(3)

- --------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             CO

- --------------------------------------------------------------------------------






- ----------------------------------

     (1) The Trust, the Trustee, the Investment Manager, and the Investment Manager Shareholders (defined in Item 2) have a limited relationship with other Investors (defined in Item 6) as described in Items 4, 5, and 6. The Trust and the Investment Manager also have a relationship between each other as described in Item 6.

     (2) Voting and disposition power is shared among the Trust (as exercised through its sole Trustee, Richard L. Davis) and the Investment Manager (as exercised through the Investment Manager Shareholders).

     (3) The Investment Manager and the Investment Manager Shareholders disclaim beneficial ownership of these 1,500,000 shares.

      If the relationships described in Items 4, 5, and 6 constitute a group for purposes of Rule 13d-5 of the Act, then the group may collectively own an aggregate of 18,500,000 out of 43,400,632 shares or 42.6 percent of the Common Stock based on the conversion and calculation procedures described in Item 5(a)'s The Trust. The Trust, the Trustee, the Investment Manager, and the Investment Manager Shareholders disclaim any beneficial ownership of the other Investors' shares and only claim beneficial ownership of the above-mentioned 1,500,000 shares to the extent described in Item 5. Please see Item 5.

CUSIP NO. 657193-10-8             SCHEDULE 13D


- --------------------------------------------------------------------------------

(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of
      Above Persons

            MARK E. LEYERLE

- --------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                              (a) [x](1)
                                                                      (b) [ ]
- --------------------------------------------------------------------------------

(3)   SEC Use Only

- --------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (See Item 3)

- --------------------------------------------------------------------------------

(5)   Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]


- --------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization     MARK E. LEYERLE IS A UNITED
                                               STATES CITIZEN.

- --------------------------------------------------------------------------------

                                  (7)     Sole Voting Power                   0
                                  ----------------------------------------------
     Number of Shares
     Beneficially                 (8)     Shared Voting Power       1,500,000(2)
     Owned By                     ----------------------------------------------
     Each
     Reporting                    (9)     Sole Dispositive Power              0
     Person With                  ----------------------------------------------

                                  (10)    Shared Dispositive Power  1,500,000(2)
- --------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,500,000(3)

- --------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                  [x](3)


- --------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                 5.7%(3)

- --------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             IN

- --------------------------------------------------------------------------------






- ----------------------------------

     (1) The Trust, the Trustee, the Investment Manager, and the Investment Manager Shareholders (defined in Item 2) have a limited relationship with other Investors (defined in Item 6) as described in Items 4, 5, and 6. The Trust and the Investment Manager also have a relationship between each other as described in Item 6.

     (2) Voting and disposition power is shared among the Trust (as exercised through its sole Trustee, Richard L. Davis) and the Investment Manager (as exercised through the Investment Manager Shareholders).

     (3) The Investment Manager and the Investment Manager Shareholders disclaim beneficial ownership of these 1,500,000 shares.

      If the relationships described in Items 4, 5, and 6 constitute a group for purposes of Rule 13d-5 of the Act, then the group may collectively own an aggregate of 18,500,000 out of 43,400,632 shares or 42.6 percent of the Common Stock based on the conversion and calculation procedures described in Item 5(a)'s The Trust. The Trust, the Trustee, the Investment Manager, and the Investment Manager Shareholders disclaim any beneficial ownership of the other Investors' shares and only claim beneficial ownership of the above-mentioned 1,500,000 shares to the extent described in Item 5. Please see Item 5.

CUSIP NO. 657193-10-8             SCHEDULE 13D

- --------------------------------------------------------------------------------

(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of
      Above Persons

            MICHAEL E. NOVELLI

- --------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                              (a) [x](1)
                                                                      (b) [ ]
- --------------------------------------------------------------------------------

(3)   SEC Use Only

- --------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (See Item 3)

- --------------------------------------------------------------------------------

(5)   Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]

- --------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization    MICHAEL E. NOVELLI IS A UNITED
                                              STATES CITIZEN.

- --------------------------------------------------------------------------------

                                  (7)     Sole Voting Power                   0
                                  ----------------------------------------------
     Number of Shares
     Beneficially                 (8)     Shared Voting Power       1,500,000(2)
     Owned By                     ----------------------------------------------
     Each
     Reporting                    (9)     Sole Dispositive Power              0
     Person With                  ----------------------------------------------

                                  (10)    Shared Dispositive Power  1,500,000(2)
- --------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,500,000(3)

- --------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                  [x](3)

- --------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                 5.7%(3)

- --------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             IN

- --------------------------------------------------------------------------------






- ----------------------------------

        (1) The Trust, the Trustee, the Investment Manager, and the Investment Manager Shareholders (defined in Item 2) have a limited relationship with other Investors (defined in Item 6) as described in Items 4, 5, and 6. The Trust and the Investment Manager also have a relationship between each other as described in Item 6.

        (2) Voting and disposition power is shared among the Trust (as exercised through its sole Trustee, Richard L. Davis) and the Investment Manager (as exercised through the Investment Manager Shareholders).

        (3) The Investment Manager and the Investment Manager Shareholders disclaim beneficial ownership of these 1,500,000 shares.

        If the relationships described in Items 4, 5, and 6 constitute a group for purposes of Rule 13d-5 of the Act, then the group may collectively own an aggregate of 18,500,000 out of 43,400,632 shares or 42.6 percent of the Common Stock based on the conversion and calculation procedures described in Item 5(a)'s The Trust. The Trust, the Trustee, the Investment Manager, and the Investment Manager Shareholders disclaim any beneficial ownership of the other Investors' shares and only claim beneficial ownership of the above-mentioned 1,500,000 shares to the extent described in Item 5. Please see Item 5.

ITEM 1.  SECURITY AND ISSUER
         The class of equity securities to which this statement relates is common stock, $.001 par value per share (the "Common Stock") of North American Technologies Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4710 Bellaire Boulevard, Suite 301, Bellaire, Texas 77401.

ITEM 2.  IDENTITY AND BACKGROUND
         Item 2(a)-(c)
         The CCG Charitable Remainder Unitrust #1 is a trust formed under the laws of Texas (the "Trust") for the benefit of Richard L. Davis, Teresa K. Davis and certain charities as described in Item 6. Its principal activity is investing in a variety of public and private investment securities. The Trust's principal address is 14450 T.C. Jester Blvd., Suite 170, Houston, Texas 77014.

         The sole trustee of the trust is Richard L. Davis ("Trustee"). Information regarding the Trustee appears in the accompanying table.

         CCG Venture Partners, LLC is the sole investment manager of the Trust and is a limited liability corporation organized under the laws of the State of Texas (the "Investment Manager"). Its principal business is private investment management. The Investment Manager's principal business and office address is 14450 T.C. Jester Blvd., Suite 170, Houston, Texas 77014.

         The two shareholders and Managers of the corporate Investment Manager are Mark E. Leyerle and Michael E. Novelli, each of whom owns 50 percent of the Investment Manager (the "Investment Manager Shareholders").

         The name, business address, present principal occupation or employment of each of the managers and the executive officer of Investment Manager and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth below:


==========================================================================================================================
                                Managers and Executive Officers of the Investment Manager
==========================================================================================================================
                                                                                     Name, Principal Business
                                                                                    Address of Organization in
                 Name and                  Capacity in          Principal                which Principal
             Business Address            Which  Serves         Occupation            Occupation is Conducted
- --------------------------------------------------------------------------------------------------------------------------
   Mark E. Leyerle                        Manager                Manager               CCG Venture Partners, LLC
   14450 T.C. Jester Blvd.,                                                            14450 T.C. Jester Blvd., Suite
   Suite 170,                                                                          170,
   Houston, Texas 77014                                                                Houston, Texas 77014
- --------------------------------------------------------------------------------------------------------------------------
   Michael E. Novelli                     Manager                Manager               CCG Venture Partners, LLC
   14450 T.C. Jester Blvd.,                                                            14450 T.C. Jester Blvd., Suite
   Suite 170,                                                                          170,
   Houston, Texas 77014                                                                Houston, Texas 77014
- --------------------------------------------------------------------------------------------------------------------------
   Richard L. Davis                       Chief Executive        Chief Executive       CCG Venture Partners, LLC
   14450 T.C. Jester Blvd.,               Officer                Officer               14450 T.C. Jester Blvd., Suite
   Suite 170,                                                                          170,
   Houston, Texas 77014                                                                Houston, Texas 77014
==========================================================================================================================

         Item 2(d)
         During the past five years, none of the entities or individuals identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2(e)
         During the last five years, none of the entities or individuals identified in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2(f)
         The Trust was formed under the laws of the State of Texas. The Investment Manager is a limited liability company organized under the laws of the State of Texas. The individuals identified in this Item 2 are all citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         The Trust transferred the following as consideration to the Issuer:
(a) a 13.5 percent Convertible Subordinated Note of the Issuer ("Subordinated Note"), which in this case was issued in the principal amount of $750,000 and payable to the Trust and (b) a Stock Purchase Warrant of the Issuer ("Surrendered Warrant"), which in this case represented the right to purchase 750,000 shares of Common Stock (No. 1995-18) (both surrendered for cancellation).

         In exchange, the Issuer transferred the following to the Trust: (a) a Stock Certificate (No. 03) representing 7,500 shares of the Issuer's Class of Series F Preferred Stock ("Preferred Stock"), (b) a Warrant issued by the Issuer ("Warrant") to purchase 750,000 shares of Common Stock (No. 1996-04), and (c) approximately $55,000 in interest. Both the Preferred Stock and the Warrant are immediately convertible into shares of Common Stock.

         In accordance with Rule 13d-1(f)(2) promulgated under the Act, the source and amount of funds or other consideration for other Investors (defined in Item 6) is listed in Schedule I.

ITEM 4.  PURPOSE OF TRANSACTION
         The Trust, the Trustee, the Investment Manager, and the Investment Manager Shareholders acquired the Preferred Stock and Warrant for investment purposes.

         The Issuer and Investors entered into a Stockholders' Agreement (see
Item 6). The Stockholders' Agreement's Section 4(b) states that each of the Investors shall vote all of their shares of Common Stock and Preferred Stock, then owned beneficially by such person (to the maximum extent that such person has the right to vote or direct the vote of such shares), in favor of electing Board of Director nominees designated pursuant to the Purchase Agreement's
Section 4.11 (the Purchase Agreement is defined in Item 6) (overall, the "Voting Agreement"). Pursuant to the Purchase Agreement's Section 4.11, the Issuer agreed to nominate to the Board of Directors, for as long as the Preferred Stock is owned by the Investors or permitted transferees, (i) four members designated by the holders of a majority in interest of the Preferred Stock, at least one of whom shall be designated by NationsBanc Capital Corporation ("NBCC") so long as NBCC owns at least 50 percent of the Preferred Stock, (ii) four members designated by the holders of Common Stock and the holders of a majority in interest of the Preferred Stock, and (iii) one member designated jointly by the holders of Common Stock and holders of a majority in interest of the Preferred Stock. If the Issuer breaches any of the covenants or obligations set forth in the Purchase Agreement and the breach remains uncured, the holders of a majority in interest of the Preferred Stock shall be then entitled to nominate and elect a majority of directors to the Issuer's Board of Directors, at least two of whom shall be designees of NBCC.(4) In addition, the Voting Agreement provides that the Investors agree to take no action to decrease the number of Board members to less than nine.(5)

         Except as set forth in Items 4 and 6, the Trust, the Trustee, the Investment Manager, and/or the Investment Manager Shareholders have no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         The summary set forth in this Item 4 of Schedule 13D of certain aspects of the transactions reported in this Schedule 13D does not purport to be a complete description of, and is qualified in its entirety by reference to, the provisions of the various agreements and documents attached as exhibits to this Schedule 13D and incorporated herein by reference for all purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         Item 5(a)
         The Trust. The Trust beneficially owns (1) a warrant to purchase 750,000 shares of Common Stock (at an exercise price per share of $1.00) as well as interest described in Item 3 and (2) 7,500 shares of Preferred Stock that are initially convertible into 750,000 shares of Common Stock following calculation procedures as set out in Section A(3) of the Certificate of Designation relating to such Preferred Stock.(6) The number of outstanding shares of Common Stock for purposes of this Schedule 13D is 1,500,000 shares.(7) Considering this form of


__________________________________

     (4) The Issuer generally agreed to comply and cause its subsidiaries to comply with this provision for so long as the Investors hold at least twenty percent of the Preferred Stock (Purchase Agreement Section 4).

     (5) The following individuals were elected as directors of the Issuer on June 27, 1996: Douglas C. Williamson, Robert H. Chaney, Mark E. Leyerle, Christopher Roser, William T. Aldrich, David M. Daniels, Edwin H. Knight, Donovan W. Boyd and Tim B. Tarrillion. The first four individuals represent nominees of the Investors pursuant to the Voting Agreement.

         The Stockholders' Agreement also states that the Investors generally shall not transfer any shares of Common Stock, Preferred Stock or Warrants to any person or any entity reasonably determined by a majority of the Board of Directors to be a competitor of the Company (Section 6). Pursuant to the Purchase Agreement, the Investors acting together in concert five years after the Purchase Agreement's closing date, can implement a reverse stock split which would (if consummated) create a Common Stock price in excess of $12.00 per share, based on certain calculation assumptions (Purchase Agreement Section 4.14).

     (6) The Issuer's Certificate of Designation's Section A(3) provides that the Preferred Stock shall be initially convertible (at the holder's option and at any time) into the number of fully paid and nonassessable shares of Common Stock which results from dividing the Series F Conversion Price (defined below) per share in effect for such series at the time of the conversion into the per share Series F Conversion Value (defined below) of such series. The initial Conversion Price of the Preferred Stock (the "Series F Conversion Price") is to be $1.00 per share, and the Conversion Value of the Preferred Stock (the "Series F Conversion Value") is to be $100.00 per share. Therefore, each share of Preferred Stock is convertible into 100 shares of Common Stock. This conversion is subject to certain adjustments as detailed more fully in A(3) of the Certificate of Designation. Subject to certain conversion rights, the Company may redeem the shares of Preferred Stock at face value on or after April 8, 2004. The Warrants are also subject to certain adjustments and expire on April 8, 2004.


     (7) The Issuer's most recent 10-QSB (filed with the Securities Exchange Commission on May 14, 1996) states that the number of outstanding shares of the Issuer's Common Stock at the close of business on May 14, 1996 was 24,900,632. Following Rule 13d-3(d), the 1,500,000 shares deemed to be beneficially owned by the Trust were added to this number.

         On July 10, 1996, the Issuer also issued to the Trust an additional 230 shares of Preferred Stock in conjunction with its payment of dividends to holders of Preferred Stock in accordance with Section A of the Issuer's Certificate of Designation as filed with Delaware's Office of the Secretary of
State on April 8, 1996.   These additional shares also have the same initial
Series F Coversion Price and Series F Conversion Value as described in note 6.

         It is the reporting persons' understanding that on separate occasions the Issuer also has issued 437,589 additional shares of Common Stock, which shares are outstanding. After July 10, 1996, the Issuer further issued 750,000 additional shares of Common Stock, which shares are also outstanding. Information regarding these or any subsequent issuances will be provided in an amendment to this Schedule 13D if required.

conversion, the Trust is deemed to beneficially own 1,500,000 shares out of the 26,400,632 shares, or 5.7 percent, of the Common Stock.

         The Trustee. The Trustee as sole trustee of the Trust may be deemed to be the beneficial owner of all 1,500,000 shares of Common Stock beneficially owned by the Trust that constitute approximately 5.7 percent of the outstanding shares of Common Stock based on the conversion and calculation procedures described in this Item 5(a)'s The Trust.

         The Investment Manager. The Investment Manager as the sole investment manager of the Trust may be deemed to be the beneficial owner of all 1,500,000 shares of Common Stock beneficially owned by the Trust that constitute approximately 5.7 percent of the outstanding shares of Common Stock based on the conversion and calculation procedures described in this Item 5(a)'s The Trust. The Investment Manager disclaims beneficial ownership of these shares or shares described under this Item 5(a)'s Certain Relationships.

         Investment Manager Shareholders. The Investment Manager Shareholders of the Trust's Investment Manager may be deemed to be the beneficial owner of all 1,500,000 shares of Common Stock beneficially owned by the Trust that constitute approximately 5.7 percent of the outstanding shares of Common Stock based on the conversion and calculation procedures described in this Item 5(a)'s The Trust. The Investment Manager Shareholders disclaim beneficial ownership of these shares or shares described under this Item 5(a)'s Certain Relationships.

         Managers and Executive Officers of the Investment Manager. Except as otherwise described herein, none of the executive officers or directors own any of the Issuer's Common Stock other than Michael E. Novelli who separately owns approximately 20,000 shares of Common Stock.

         Certain Relationships. The Trust, the Trustee, the Investment Manager, and the Investment Manager Shareholders have a limited relationship with the other Investors to the extent of the above-described provisions of the Voting Agreement. Such relationships may constitute a group for the purpose of Rule 13d-5. Except as otherwise described herein and to the Trust's, the Trustee's, the Investment Manager's, and the Investment Manager Shareholders' best knowledge, the Investors collectively may own an aggregate of 18,500,000 out of 43,400,632 shares or 42.6 percent of the Common Stock based on the conversion and calculation procedures described in this Item 5(a)'s The Trust. Because of the limited nature of their relationships to the Investors, each of the Trust, the Trustee, the Investment Manager, and the Investment Manager Shareholders disclaim any beneficial ownership of the other Investors' shares.

         Item 5(b)
         The Trust (as exercised through the Trustee) and the Investment Manager (as exercised through the Investment Manager Shareholders) share voting and dispositive power of these 1,500,000 shares. As stated above, the Trust, the Trustee, the Investment Manager, and the Investment Manager Shareholders disclaim any beneficial ownership or shared voting or dispositive power of the other Investors' shares.

         Item 5(c)
         Except as otherwise described herein, none of the individuals or entities described in Item 2 has effected any transaction in the Common Shares of the Issuer during the time period commencing 60 days preceding the date of the event that required the filing of this Schedule 13D through the date hereof. (See n. 7).

         Item 5(d)
         No person other than the Trust (as exercised through its sole Trustee) and the Investment Manager (as exercised through the Investment Manager Shareholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Issuer with respect to which this filing is made.

         Item 5(e)
         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
         Except as set forth in Items 4 and 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the shares of Common Stock that this Schedule 13D references.

         The Purchase Agreement. The Issuer and Mark E. Leyerle, a Manager of the Investment Manager acting on behalf of the Trust, entered into a Stock and Warrant Purchase Agreement dated as of April 5, 1996 ("Purchase Agreement"). Under the Purchase Agreement, the Issuer agreed to pay interest and sell the Preferred Stock and Warrant and the Trust agreed to receive interest and purchase the Preferred Stock and the Warrant as described in Item 3. In addition to the Issuer, the parties to the Purchase Agreement are as follows:

         o       NationsBanc Capital Corporation;
         o       R. Chaney & Partners-1993 L.P.;
         o       The CCG Charitable Remainder Unitrust #1;
         o       Harrison Interests, Ltd.;
         o       Robert L. Zinn;
         o       Natalie Z. Haar;
         o       Estate of Williams G. Helis, A Louisiana Partnership;
         o       Pecaut Capital Investors, L.P.;
         o       Pecaut Partners, A Limited Partnership;
         o       The Roser Partnership II, Ltd.;
         o       Katherine S. Evans;
         o       The Parade Fund;
         o       Robert D. Greenlee;
         o       Heptagon Investments, Ltd., A British Virgin Islands Company;

         o       EET, Inc. (Issuer's operating subsidiary);
         o Industrial Pipe Fittings, Inc. (Issuer's operating subsidiary);
         o       GAIA Technologies, Inc. (Issuer's operating subsidiary); and
         o North American Environmental Group, Inc. (Issuer's operating subsidiary).

         The Purchase Agreement describes terms typical in an investment of this nature including the matters described in Item 4 and the following sections of the Purchase Agreement:

         4. Covenants of the Parties. The Issuer agreed that generally, for so long as the Investors hold at least 20 percent of the Preferred Stock, the Issuer will and will cause its subsidiaries to comply with the continuing obligations in the following sections of the Purchase Agreement:

                 4.13 Option Pool. The Issuer will not establish a stock grant, option plan or purchase plan, other employee stock incentive program or agreement that in the aggregate exceeds 5 percent of the fully diluted Common Stock, subject to certain conditions and exceptions. Initially, any options granted under such a plan will have an exercise price of at least $1.00 per share.

                 4.15 Restricted Corporate Actions. Without the approval of the holders of a majority in interest of the Preferred Stock, neither the Issuer nor any of the Issuer's subsidiaries will repurchase, redeem or retire any shares of capital stock of the Issuer other than pursuant to the Stockholders' Agreement, the Purchase Agreement, and certain other agreements.

                 4.22 Change of Control. The Issuer has agreed not to allow one or more persons acting in concert, together with all affiliates, to acquire in one or more related transactions, more than 50 percent of the shares of capital stock of the Issuer that are then entitled to vote for the election of the directors of the Issuer.

         5. Registration Rights. The Issuer has agreed to provide certain demand and piggy back registration rights.

         7. Right of First Refusal on Issuance of New Securities. The Issuer has agreed to grant to each Investor, who holds at least 20 percent of the Preferred Stock, a right of first refusal to purchase a pro-rata proportion of new securities that the Issuer may propose to sell and issue from time to time subject to certain conditions and exceptions.

         The Stockholders' Agreement. On April 5, 1996, the Issuer and Mark E. Leyerle, a Manager of the Investment Manager acting on behalf of the Trust, entered into the Stockholders' Agreement ("Stockholders' Agreement"), which was amended also on April 5, 1996. In addition to the Issuer, the following entities or individuals ("Investors") were parties to the Stockholders'
Agreement:

         o       Tim B. Tarrillion;
         o       Judith Knight Shields;
         o       David M. Daniels;
         o       Donovan W. Boyd;
         o       NationsBanc Capital Corporation;
         o       R. Chaney & Partners-1993 L.P.;

         o       The CCG Charitable Remainder Unitrust #1;
         o       Harrison Interests, Ltd.;
         o       Robert L. Zinn;
         o       Natalie Z. Haar;
         o       Estate of Williams G. Helis, A Louisiana Partnership;
         o       Pecaut Capital Investors, L.P.;
         o       Pecaut Partners, A Limited Partnership;
         o       The Roser Partnership II, Ltd.;
         o       Katherine S. Evans;
         o       The Parade Fund;
         o       Robert D. Greenlee; and
         o       Heptagon Investments, Ltd., A British Virgin Islands Company.

         In addition to matters referred to under Item 4, the Stockholders' Agreement provides:

         2.      Right of First Refusal.   Subject to certain conditions and
         exceptions, if an Investor or a permitted assignee proposes to transfer shares of Common or Preferred Stock or Warrants ("Securities"), the Investor or the permitted assignee first must offer the Securities to the Issuer at the same price and upon the same terms as the third-party offer. If the Issuer does not purchase the Securities, the Investor or permitted assignee must then offer the Securities to the other Investors or other permitted assignees at the same price and upon the same terms as the third-party offer before a transfer is allowed to third parties.

         The Trust Agreement.  On October 11, 1994, Richard L. Davis and Teresa
K. Davis (collectively as "Settlors") and the Trustee executed the Trust Agreement Creating The CCG Charitable Remainder Unitrust #1 ("Trust Agreement") for the benefit of Richard L. Davis, Teresa K. Davis and for the benefit of certain charitable organizations described in Sections 170(c), 2055(a) and 2522(a) of the Internal Revenue Code and further described in Section II(b) of the Trust Agreement. The Trustee has general investment and management powers over the Trust's assets including, but not limited to, the voting and transferring of securities that are part of the Trust's assets, which powers are described in Section III of the Trust Agreement.

         The Investment Management Contract. On December 14, 1996, Richard L. Davis, acting on behalf of the Trust, and Michael E. Novelli, as a Manager of the Investment Manager, entered into an Investment Management Contract ("Contract"). Under Section 2 of the Contract, the Trust grants to the Investment Manager full and complete discretion and authority (subject to the Trust's approval in certain transactions) in managing the Trust's investment assets, including and without implied limitation, authority to purchase, sell, exchange, convert, trade and generally to deal in securities comprising the investment assets. The Investment Manager also has the absolute authority and discretion to place orders on behalf of the Trust. Under Section 3 of the contract, the publicly traded investment assets are deposited with the custodian, Chase Manhattan Bank, which only explicitly has power to act in response to instructions given by the Investment Manager.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS
         The information required by this Item 7 is set forth in the Index to Exhibits accompanying this Schedule 13D filing.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 1996
     --

                           The CCG Charitable Remainder Unitrust #1

                           By:     CCG Venture Partners, LLC, Investment Manager


                           By:      /s/ MARK LEYERLE
                                    -------------------------------------
                                    Mark Leyerle,
                                    Manager



                           /s/ RICHARD L. DAVIS
                           -------------------------------------
                           Richard L. Davis,
                           Trustee of the CCG Charitable Remainder Unitrust #1



                           CCG Venture Partners, LLC


                           By:/s/ MARK LEYERLE
                              -------------------------------------
                              Mark Leyerle,
                              Manager



                           /s/ MARK LEYERLE
                           -------------------------------------
                           Mark E.Leyerle,
                           Manager and Shareholder of CCG Venture Partners, LLC


                           /s/ MICHAEL E. NOVELLI
                           -------------------------------------
                           Michael E. Novelli
                           Manager and Shareholder of CCG Venture Partners, LLC

                           SCHEDULE I TO SCHEDULE 13D


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         To the best knowledge of the Trust, the Trustee, the Investment Manager and the Investment Manager Shareholders, the following Investors transferred to the Issuer and received in exchange the following consideration based on information provided to the Trust:

         NationsBanc Capital Corporation transferred to the Issuer the aggregate sum of $5,000,000 in exchange for 50,000 shares of Preferred Stock (Stock Certificate No. 01) and a Warrant to purchase 5,000,000 shares of Common Stock (No. 1996-02).

         R. Chaney & Partners-1993 L.P. ("R. Chaney Partnership") transferred to the Issuer a Subordinated Note, which in this case was issued in the principal amount of $1,250,000 and payable to R. Chaney Partnership, and a Surrendered Warrant, which in this case represented the right to purchase 1,250,000 shares of Common Stock (No. 1995-17). In exchange, the Issuer transferred to R. Chaney Partnership: (a) 12,500 shares of Preferred Stock (Stock Certificate No. 02), (b) a Warrant to purchase 1,250,000 shares of Common Stock (No. 1996-03), and (c) approximately $92,000 in interest.

         Harrison Interests, Ltd. ("Harrison") transferred to the Issuer a Subordinated Note, which in this case was issued in the principal amount of $500,000 and payable to Harrison, and a Surrendered Warrant, which in this case represented the right to purchase 500,000 shares of Common Stock (No. 1995-19). In exchange, the Issuer transferred to
         Harrison: (a) 5,000 shares of Preferred Stock (Stock Certificate No.
         04) (b) a Warrant to purchase 500,000 shares of Common Stock (No. 1996-05) and (c) approximately $37,000 in interest.

         Robert L. Zinn transferred to the Issuer a Subordinated Note, which in this case was issued in the principal amount of $100,000 and payable to Robert L. Zinn, and a Surrendered Warrant, which in this case represented the right to purchase 100,000 shares of Common Stock (No. 1995-20). In exchange, the Issuer transferred to Mr. Zinn: (a) 1,000 shares of Preferred Stock (Stock Certificate No. 05) (b) a Warrant to purchase 100,000 shares of Common Stock (No. 1996-06) and (c) approximately $7,400 in interest.

         Natalie Haar transferred to the Issuer a Subordinated Note, which in this case was issued in the principal amount of $50,000 and payable to Natalie Haar, and a Surrendered Warrant, which in this case represented the right to purchase 50,000 shares of Common Stock (No. 1995-21). In exchange, the Issuer transferred to Ms. Haar: (a) 500 shares of Preferred Stock (Stock Certificate No. 06) (b) a Warrant to purchase 50,000 shares of Common Stock (No. 1996-07) and (c) approximately $3,700 in interest.

         The Estate of William G. Helis, a Louisiana partnership, ("Helis Partnership") transferred to the Issuer (a) a Subordinated Note, which in this case was issued in the principal amount of $50,000 and payable to the Helis Partnership and (b) a Surrendered Warrant, which in this case represented the right to purchase 50,000 shares of Common Stock (No. 1995-22). In exchange, the Issuer transferred to the Helis
         Partnership:

         (a) 500 shares of Preferred Stock (Stock Certificate No. 07), (b) a Warrant to purchase 50,000 shares of Common Stock (No. 1996-08) and
         (c) approximately $3,700 in interest.

         Pecaut Capital Investors, L.P. transferred to the Issuer the aggregate sum of $400,000 in exchange for 4,000 shares of Preferred Stock (Stock Certificate No. 08) and a Warrant to purchase 400,000 shares of Common Stock (No. 1996-09).

         Pecaut Partners, a limited partnership, transferred to the Issuer the aggregate sum of $100,000 in exchange for 1,000 shares of Preferred Stock (Stock Certificate No. 09) and a Warrant to purchase 100,000 shares of Common Stock (No. 1996-10).

         The Roser Partnership II, Ltd. transferred the aggregate sum of $500,000 to the Issuer in exchange for 5,000 shares of Preferred Stock (Stock Certificate No. 10) and a Warrant to purchase 500,000 shares of Common Stock (No. 1996-11).

         Katherine S. Evans transferred the aggregate sum of $100,000 to the Issuer in exchange for 1,000 shares of Preferred Stock (Stock Certificate No. 12) and a Warrant to purchase 100,000 shares of Common Stock (No. 1996-13).

         The Parade Fund transferred the aggregate sum of $100,000 to the Issuer in exchange for 1,000 shares of Preferred Stock (Stock Certificate No. 11) and a Warrant to purchase 100,000 shares of Common Stock (No. 1996-12).

         Robert D. Greenlee transferred the aggregate sum of $100,000 to the Issuer in exchange for 1,000 shares of Preferred Stock (Stock Certificate No. 13) and a Warrant to purchase 100,000 shares of Common Stock (No. 1996-14).

         Heptagon Investments, Ltd. transferred the aggregate sum of $250,000 to the Issuer in exchange for 2,500 shares of Preferred Stock (Stock Certificate No. 14) and a Warrant to purchase 250,000 shares of Common Stock (No. 1996-15).

                               INDEX TO EXHIBITS


Exhibit No.                       Description
- -----------                       -----------
         9.1                      Trust Agreement Creating the CCG Charitable Remainder Unitrust #1 by and among Richard
                                  L. Davis and Teresa K. Davis as settlors and Richard L. Davis as Trustee.

         10.1                     Stock and Warrant Purchase Agreement dated as of April 5, 1996, by and among the parties listed in Item 6.

         10.2                     Stockholders' Agreement dated as of April 5, 1996 by and among the parties listed in
                                  Item 6.

         10.3                     Amendment No. 1 to the Stockholders' Agreement dated as of April 5, 1996, by and among the same.

         10.4                     Investment Management Contract dated December 26, 1994, by and between Richard L.
                                  Davis on behalf of The CCG Charitable Remainder Unitrust #1 and Michael E. Novelli as
                                  a Manager of CCG Venture Partners, LLC.

         10.5                     Joint Reporting Agreement dated July 30, 1996, by and among CCG Charitable Remainder
                                  Unitrust #1; Richard L. Davis, CCG Venture Partners, LLC; Mark E. Leyerle and Michael
                                  E. Novelli.